File No. 812-________

Before the

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_______________________________________________

In the Matter of

FIDELITY COMMONWEALTH TRUST

FIDELITY COMMONWEALTH TRUST II

FIDELITY CONCORD STREET TRUST

FIDELITY FIXED-INCOME TRUST

FIDELITY OXFORD STREET TRUST

VARIABLE INSURANCE PRODUCTS FUND II
FIDELITY MANAGEMENT & RESEARCH COMPANY

FIDELITY SERVICE COMPANY, INC.
FIDELITY DISTRIBUTORS CORPORATION

FIDELITY BROKERAGE SERVICES LLC
NATIONAL FINANCIAL SERVICES LLC

STRATEGIC ADVISERS, INC.

82 Devonshire Street

Boston, Massachusetts 02109

Application for an Order under Sections 6(c) and 17(b) of the Investment Company Act of 1940, as Amended (the "Investment Company Act"), for an Exemption from the Provisions of Section 17(a) of the Investment Company Act and an Order under Section 17(d) and Rule 17d-1 thereunder to Permit Certain Joint Transactions

____________________________________________________________

February 18, 2011

____________________________________________________________

Please direct all communications regarding this application to:

Joseph R. Fleming, Esquire Dechert LLP 200 Clarendon Street, 27th Floor Boston, MA 02116	Scott C. Goebel, Esquire General Counsel Fidelity Management & Research Company 82 Devonshire Street, V10E Boston, Massachusetts 02109

Page 1 of 41, including Exhibits.

I. INTRODUCTION.

Fidelity Commonwealth Trust, Fidelity Commonwealth Trust II, Fidelity Concord Street Trust, Fidelity Fixed-Income Trust, Fidelity Oxford Street Trust, and Variable Insurance Products Fund II (each, a "Trust" and collectively, the "Trusts"); Fidelity Management & Research Company ("FMR Co."); together with any person controlling, controlled by, or under common control with FMR Co. (collectively, "FMR"); Strategic Advisers, Inc. ("SAI"); Fidelity Distributors Corporation ("FDC"); Fidelity Service Company, Inc. ("FSC"); Fidelity Brokerage Services LLC ("FBS") and National Financial Services LLC ("NFS" and, together with the Trusts, FMR, SAI, FDC, FSC and FBS, the "Applicants") hereby apply for an order ("Order") from the U.S. Securities and Exchange Commission (the "Commission") to permit the Applicants to engage in securities lending transactions as described in this application ("Application"). Applicants request that such Order also be applicable to: (i) any other registered management investment company and series thereof that currently is or in the future may be (a) operated as an exchange-traded fund or an index fund whose investment objective is to achieve approximately the same return as a particular market index; and (b) advised or sub-advised by FMR (including any successors in interest) (each, a "Fund" and collectively, the "Funds");1 and (ii) FDC, FBS, NFS and any other entity now or in the future controlling, controlled by, or under common control with FDC, FBS or NFS, each in its capacity as securities lending agent on behalf of the Funds (each, a "Securities Lending Agent" and, collectively, the "Securities Lending Agents"). Each entity that currently intends to rely on the Order is named as an Applicant. Any other existing or future entity may rely on the Order in the future only in accordance with the terms and conditions of this Application.

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1 The term "successor" is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

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II. REQUESTED RELIEF.

Applicants seek an Order from the Commission pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), exempting the Applicants from Section 17(a) of the Investment Company Act and pursuant to Section 17(d) and Rule 17d-1 thereunder to permit certain joint transactions and permit: (a) each Fund to pay a Securities Lending Agent, and a Securities Lending Agent to accept, fees in connection with securities lending agency services provided to the Funds based on a share of the proceeds derived by the Funds from securities lending transactions; (b) a Fund to obtain, and a Securities Lending Agent or an affiliate (the "Affiliated Indemnifying Party") to provide, the right to indemnification by the Affiliated Indemnifying Party in instances of borrower default, as provided in the Lending Agreement (as defined below) ("Indemnification Right"); and (c) a Fund to settle a subsequent claim for indemnification by accepting an indemnification payment from the Affiliated Indemnifying Party in exchange for the Fund's rights to proceed against a defaulting borrower (which could be construed to be a release of property rights by the Fund) ("Indemnification Settlement").

III. THE APPLICANTS.

Each Trust is organized either as a Massachusetts business trust or a Delaware statutory trust, and is registered under the Investment Company Act as an open-end management investment company. Each Trust currently consists of series companies, each of which has separate investment objectives and policies that are described in the applicable Trust's currently effective registration statement. As of the date of this Application, the Trusts collectively have 17 funds or series companies that are operated as exchange-traded funds or index funds whose investment objectives are to achieve approximately the same return as a particular market index, as described in the applicable Trust's currently effective registration statement and that intend to rely on the Order.2 The business and affairs of each series of the Trusts are managed under the direction of such Trust's board of trustees ("Board").

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2 The Funds that currently intend on relying on the Order are Fidelity International Enhanced Index Fund, Fidelity Large Cap Core Enhanced Index Fund, Fidelity Large Cap Growth Enhanced Index Fund, Fidelity Large Cap Value Enhanced Index Fund, Fidelity Mid Cap Enhanced Index Fund, Fidelity Nasdaq Composite Index Fund, Fidelity Series 100 Index Fund, Fidelity Small Cap Enhanced Index Fund, Spartan 500 Index, Spartan Extended Market Index Fund, Spartan International Index Fund, Spartan Total Market Index Fund, Fidelity U.S. Bond Index Fund, Spartan Intermediate Treasury Bond Index Fund, Spartan Long-Term Treasury Bond Index Fund, Spartan Short-Term Treasury Bond Index Fund, and Nasdaq Composite Index Tracking Stock. Only one such series, NASDAQ Composite Index Tracking Stock (the "Fidelity ETF"), operates as an exchange-traded fund. The beneficial interests ("shares") of the Fidelity ETF are registered under the Securities Act of 1933, as amended. The shares of the Fidelity ETF are directly issued by and redeemed from the Fidelity ETF in aggregations of at least 50,000 or more and individual shares, once purchased from the Fidelity ETF, may be listed on a national securities exchange as defined in Section 2(a)(26) of the Investment Company Act, and traded in the secondary market in the same manner as other equity securities.

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Each of FMR Co. and SAI serves as investment adviser to one or more of the Funds and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). FMR Co. and SAI are subsidiaries of FMR LLC, a Delaware limited liability company whose primary business activities, either directly or through one or more subsidiaries, are the provision of investment advisory, management and shareholder services, investment information and assistance and certain fiduciary services for individual and institutional investors; the provision of securities brokerage services; the management and development of real estate; and the investment in and operation of a number of emerging businesses.

FDC is a Massachusetts corporation and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). FSC is a Massachusetts corporation and provides various administrative services to the Funds. FBS is a Delaware limited liability company and is registered as a broker-dealer under the Exchange Act. NFS is a Delaware limited liability company and is registered as a broker-dealer under the Exchange Act. Each of FDC, FSC, FBS, and NFS is a direct or indirect subsidiary of FMR LLC. One or more of the Securities Lending Agents plans to administer a securities lending program (the "Program") and act as securities lending agent on behalf of the Funds.3 As securities lending agent, a Securities Lending Agent will receive a portion of a negotiated fee paid by approved borrowers for lending assets or a portion of the investment returns or earnings of collateral delivered to each Securities Lending Agent by the borrower and invested by FMR on behalf of the lending Fund in accordance with cash investment guidelines.

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3 One or more of the Securities Lending Agents named as an Applicant to the Application may serve as the initial securities lending agent for the Program. However, in the future, one or more other Securities Lending Agents may serve as securities lending agent for the Program.

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IV. THE SECURITIES LENDING PROGRAM.

One or more of the Securities Lending Agents intend to act as a securities lending agent to one or more of the Funds pursuant to a securities lending agency agreement (a "Lending Agreement"). Under the Lending Agreement, a Securities Lending Agent will be compensated by receiving a percentage of the earnings of a Fund derived from lending its securities. A Securities Lending Agent's personnel providing day-to-day lending agency services to the Funds will not provide investment advisory services to the Funds or participate in any way in the selection of portfolio securities for, or in any other aspects of the management of, the Funds.

Each Fund is, or will be, authorized by its policies, and its prospectus will disclose, that it may seek additional income by lending securities. In addition, the Board of each Fund, including a majority of those Board members who are not "interested persons" within the meaning of Section 2(a)(19) of the Investment Company Act (the "Disinterested Trustees"), will approve a Fund's participation in the Program and will monitor the Program on an ongoing basis. The Lending Agreement for each of the Funds will make it clear that a Fund and its investment adviser retain the ultimate authority with respect to the Program. The duties to be performed by a Securities Lending Agent as lending agent with respect to any Fund will not exceed the parameters set forth in the letter issued by the staff of the Division of Investment Management (the "Staff') granting no-action relief in Norwest Bank, Minnesota, N.A. (pub. avail. May 25, 1995) ("Norwest Bank"), except to the extent that the Staff should later modify such parameters.

Under the Program, a Securities Lending Agent will enter into agreements ("Securities Loan Agreements") with borrowers approved by its investment adviser on behalf of the Funds it advises (the "Borrowers") that wish to borrow securities owned by the Funds. Pursuant to the Securities Loan Agreements, a Securities Lending Agent will deliver portfolio securities to the Borrowers, who agree to return such securities on demand. A Securities Lending Agent may enter into Securities Loan Agreements on behalf of a particular Fund only with Borrowers set forth in a list approved by a Fund or its investment adviser. Each Securities Lending Agent and each Fund will have the discretion to refuse to lend securities to any Borrower.

For the securities so loaned, the Securities Lending Agent will be authorized to accept as collateral, cash and, upon consent of FMR or a Fund, other types of instruments such as U.S. government securities, irrevocable letters of credit, or such other collateral as may be acceptable under parameters established by the Staff from time to time through no-action or interpretative positions. A Borrower will be required to post collateral having a market value at least equal to a specified percentage of the market value of the securities loaned to that Borrower (the "Margin Amount"). The percentage used to determine the Margin Amount will be fixed at the market standard at the inception of the loan, but in no case will be less than 100%. After inception of the loan, if the ongoing Margin Amount falls below 100% of the fair market value of the loaned securities, the Borrower will be required to deliver additional collateral to meet the levels required at the inception of the loan. Should a Borrower fail to transfer the additional collateral, the Securities Lending Agent may terminate the loan and either require the Borrower to return the borrowed securities or institute other remedies against the Borrower designed to provide compensation for the value of the loaned securities plus certain other liabilities the Borrower may have outstanding with regard to its securities lending transactions.

The Affiliated Indemnifying Party may indemnify a Fund against losses it may incur resulting from a default by one or more of the Borrowers that participate in the Program. This Indemnification Right that the Affiliated Indemnifying Party will provide is an increasingly common term provided by non-affiliated securities lending agents to investment companies. The Indemnification Right will not be applied differently based on the identity of a Borrower. In the event of a default by a Borrower, the Affiliated Indemnifying Party will guarantee the payment of and indemnify a Fund against the full amount of the loss incurred by it. If the Affiliated Indemnifying Party makes a payment and/or incurs any loss or expense pursuant to this Indemnification Right, the Affiliated Indemnifying Party shall, to the extent of such payment, loss or expense, be subrogated to, and succeed to, the rights of the Fund against the relevant Borrowers and shall have the right to pursue recovery against such relevant Borrowers. The Fund's Board will review all Indemnification Settlements made by the Fund at each quarterly board meeting.

In most instances collateral will consist of cash ("Cash Collateral"). FMR is responsible for the investment of all Cash Collateral received in respect of the securities loans (and may elect to invest such Cash Collateral in collateral investment funds managed by FMR in accordance with an exemptive order granted to FMR,4 and retains full discretion and power to prevent any loan from being made and to terminate any loan. FMR or FSC, as administrator for the Funds, will price such securities, monitor dividends and other distributions and take other actions as may be necessary in response to extraordinary events requiring shareholder action. Pursuant to the Securities Lending Agreement, the Funds will retain the indicia of ownership related to the securities that are loaned to a Borrower, and the Funds will retain the right to receive from the Borrower the economic equivalent of any distributions made with respect to those securities. The Funds also will have the power to terminate a loan at any time.

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4 See Master Colchester Street Trust, et al., (812-11550), Investment Company Act Release Nos. 23943 (Aug. 11, 1999) (order) and 23904 (July 16, 1999) (notice).

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With respect to securities loans that are collateralized by assets other than cash, the Fund will receive a loan fee paid by the Borrower equal to a percentage of the market value of the loaned securities as specified in the Securities Loan Agreement. Alternatively, with respect to securities loans collateralized by cash, the Borrower will be entitled to receive a fixed Cash Collateral fee based on the amount of cash held as collateral. In this instance, the Fund will receive compensation on the spread between the net amount earned on the investment of the Cash Collateral and the Borrower's Cash Collateral fee.

V. LENDING AGENT FEES, INDEMNIFICATION RIGHT AND INDEMNIFICATION
SETTLEMENT.

A. Relief Requested.

Applicants request an Order pursuant to (i) Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder to permit the Funds to pay, and the Securities Lending Agents as lending agents to accept, fees based on a share of the revenue generated from securities lending transactions undertaken pursuant to the Program; (ii) Sections 6(c) and 17(b) exempting Applicants from Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 to permit each Fund to obtain, and the Affiliated Indemnifying Party to provide, the Indemnification Right; and (iii) Sections 6(c) and 17(b) exempting the Applicants from Section 17(a) to permit each Fund and the Affiliated Indemnifying Party to make an Indemnification Settlement.

B. Applicable Law.

(1) Section 17(d) and Rule 17d-1 Analysis

Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder make it unlawful for any affiliated person of or principal underwriter for a registered investment company, or any affiliated person of such person or principal underwriter, acting as principal, to participate in, or effect any transaction in connection with any joint enterprise or other joint arrangement or profit-sharing plan, in which such investment company is a joint participant, unless an application regarding such joint enterprise or other joint arrangement or profit-sharing plan has been filed with the Commission and an order with respect thereto has been granted by the Commission. Rule 17d-1 provides that, in passing upon any such application, the Commission will consider whether the participation of such registered investment company in such joint enterprise or joint arrangement or profit-sharing plan is consistent with the provisions, policies and purposes of the Investment Company Act and to the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

Section 2(a)(3)(E) of the Investment Company Act defines an "affiliated person" of an investment company to include its investment adviser. Thus, FMR, as the investment adviser to a Fund, is an affiliated person of that Fund. Section 2(a)(3)(C) of the Investment Company Act defines an "affiliated person" of another person to include any person directly or indirectly controlling or controlled by, or under common control with, such other person. Section 2(a)(9) of the Investment Company Act states that "control" means the power to exercise a controlling influence over the management or policies of a company, and furthermore that control is presumed to exist in situations in which an entity, directly or indirectly through another controlled company, beneficially owns more than 25% of the company's voting securities. Because each of FMR, SAI, FDC, FSC, FBS and NFS is a direct or indirect subsidiary of FMR LLC, each of FDC, FSC, FBS and NFS is an affiliated person of an affiliated person (or second-tier affiliate) of the Funds.

Under Rule 17d-1, "joint enterprise or other joint arrangement or profit-sharing plan" means any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company and any affiliated person or a principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.

The Staff stated in Norwest Bank that the mere provision of services to an investment company by an affiliated person, without more, does not establish a joint enterprise or other joint arrangement or profit-sharing plan. By implication, the Staff indicated in Norwest Bank that a lending agent arrangement between an investment company and an affiliated person of such investment company under which compensation is based on a share of the revenue generated by the lending agent's efforts may be a "joint enterprise or other joint arrangement or profit sharing plan." The Applicants seek an Order to permit a Securities Lending Agent, as lending agent, to receive a pre-negotiated percentage of the revenue generated by a Fund's participation in the Program and to permit the Affiliated Indemnifying Party to provide the Indemnification Right to the Funds.

FMR Co. or SAI serves as the investment adviser for all series of the Trusts. Because FMR Co. or SAI would be an affiliated person of any Fund for which it acts as investment adviser, the prohibitions of Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder may apply to the activities involving a series advised by FMR Co. or SAI, and a Securities Lending Agent's activities as lending agents including the receipt of a share of the revenue from lending activities.

The Applicants submit that payment and receipt of lending agent fees is not inconsistent with the basic policy underlying Section 17(d). The basic policy underlying Section 17(d) is to regulate potential conflicts of interest between an investment company and its affiliates to prevent affiliates of investment companies from taking advantage of their relationship. Although the Staff has suggested in Norwest Bank that such issues may exist where an affiliated person of an affiliated person of an investment company negotiates and accepts a fee based on a share of the revenue generated by the investment company's lending program, a Fund may adopt appropriate procedures and conditions designed to safeguard each Fund and its shareholders.

To the extent that the lending transactions described in this Application may be deemed to involve a "joint enterprise or joint arrangement or profit-sharing plan" within the meaning of Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, the Applicants respectfully request that the Commission issue an order to the extent necessary to permit each Fund to pay the Securities Lending Agents, and the Securities Lending Agents to accept, fees in connection with services provided by a Securities Lending Agent acting as lending agent in the manner and subject to the conditions and procedures described in this Application.

The potential for conflict arises in connection with negotiating the percentage split of the lending fee between a Securities Lending Agent and a Fund. To safeguard the Funds' shareholders, each Fund requesting relief hereunder will adopt the procedures set forth in paragraphs (a) through (e) below, as may be modified from time to time by the applicable Fund's Board, to ensure that the proposed fee arrangement and the other terms governing the relationship with a Securities Lending Agent, as lending agent, will meet the standards of Rule 17d-1:

a. In connection with the approval of a Securities Lending Agent as lending agent for a Fund and implementation of the proposed fee arrangement, a majority of the Board of the Fund (including a majority of Disinterested Trustees) will determine that (i) the contract with the Securities Lending Agent is in the best interest of the Fund and its shareholders; (ii) the services performed by the Securities Lending Agent are required for the Fund; (iii) the nature and quality of the services provided by the Securities Lending Agent are at least equal to those provided by others offering the same or similar services; and (iv) the fees for the Securities Lending Agent's services are fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality.

b. Each Fund's Lending Agreement with a Securities Lending Agent will be reviewed at least annually and will be approved for continuation only if a majority of the Board (including a majority of Disinterested Trustees) makes the findings referred to in paragraph (a) above.

c. In connection with the initial implementation of the proposed fee arrangement whereby a Securities Lending Agent will be compensated as lending agent based on a percentage of the revenue generated by a Fund's participation in the Program, the Board will obtain competing quotes with respect to lending agent fees from at least three independent lending agents to assist the Board in making the findings referred to in paragraph a above.

d. The Board of each Fund, including a majority of the Disinterested Trustees, will (i) determine on a quarterly basis whether the loan transactions during the prior quarter involving a Securities Lending Agent acting as securities lending agent on behalf of a Fund were effected in compliance with the conditions and procedures set forth in this Application and (ii) review no less frequently than annually the conditions and procedures set forth in this Application for continuing appropriateness.

e. Each Fund will (i) maintain and preserve permanently in an easily accessible place a written copy of the procedures and conditions (and modifications thereto) described in this Application and (ii) maintain and preserve for a period not less than six years from the end of the fiscal year in which any loan transaction pursuant to the Program occurred, the first two years in an easily accessible place, a written record of each such loan transaction setting forth a description of the security loaned, the identity of the person on the other side of the loan transaction, the terms of the loan transaction, and the information or materials upon which it was determined that each loan was made in accordance with the procedures set forth above and the conditions to this Application.

In this request, it is proposed that the members of the Board who are Disinterested Trustees of each Fund determine what is in the best interests of each such Fund and its shareholders. In formulating this request for relief, the approach employed both by the Commission and by Congress in addressing similar situations involving potential conflicts of interest has been followed. For example, Rules 17a-7, 17e-1 and 10f-3 place substantial reliance on boards, particularly the members of the board who are Disinterested Trustees, to see that procedures are in place which are intended to ensure that the terms of a particular transaction are fair and reasonable and do not involve overreaching on the part of any person concerned with the transaction. Consistent with this approach the conditions and procedures proposed herein place reliance on the members of the Board who are Disinterested Trustees of each Fund to determine that the proposed arrangements are in the best interests of such Fund and its shareholders.

The Indemnification Right, if any, will be part of the Lending Agreement between a Securities Lending Agent and a Fund and no separate fee will be charged for the Indemnification Right without obtaining further exemptive relief from the Commission. To the extent that the Indemnification Right may be deemed to involve a "joint enterprise or joint arrangement or profit-sharing plan" within the meaning of Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, the Applicants seek an Order to permit the Affiliated Indemnifying Party to provide, and the Funds to obtain, the Indemnification Right.

(2) Section 17(a) Analysis

Section 17(a)(1) of the Investment Company Act generally makes it unlawful for any affiliated person of a registered investment company or any affiliated person of that person ("second-tier affiliated person"), acting as principal, to knowingly sell any security or other property to such registered investment company. Section 17(a)(2) of the Investment Company Act generally makes it unlawful for any affiliated person of a registered investment company or any second-tier affiliated person, acting as principal, to knowingly purchase any security or other property from such registered investment company.

The Indemnification Right may be viewed as property for purposes of Section 17(a) of the Investment Company Act and the obtaining of the Indemnification Right by the Fund as part of the Lending Agreement and the provision of the Indemnification Right by the Affiliated Indemnifying Party may be prohibited by Section 17(a). Any Indemnification Settlement may be prohibited by Section 17(a) because a Fund would be providing, and the Affiliated Indemnifying Party would be obtaining, the Fund's right to proceed against the defaulting borrower in exchange for the indemnification payment.

Section 2(a)(3) of the Investment Company Act defines "affiliated person of another person" to include any person under common control with that other person. Section 2(a)(9) of the Investment Company Act defines the term "control" to mean the power to exercise a controlling influence over the management or policies of a company and establishes a presumption that any person who owns more than 25% of the voting securities of a company controls the company. Because the Affiliated Indemnifying Party may control, be controlled by, or be under common control with FMR, the Funds' investment adviser or sub-adviser, the Affiliated Indemnifying Party may be deemed to be a second-tier affiliated person of the Funds. If so, for purposes of Section 17(a) of the Investment Company Act, the Affiliated Indemnifying Party would not be permitted to sell property to or buy property from the Funds absent exemptive relief.

Section 17(b) of the Investment Company Act provides that notwithstanding Section 17(a), the Commission shall issue an order of exemption from Section 17(a) if evidence establishes that (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Investment Company Act; and (3) the proposed transaction is consistent with the general purposes of the Investment Company Act.

Section 6(c) of the Investment Company Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provisions of the Investment Company Act or from any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purpose fairly intended by the policy and provisions of the Investment Company Act. Applicants believe that this standard is met with respect to the Indemnification Right for all the reasons cited in this Application. Applicants also believe that the safeguards described in this Application will ensure a substantially similar level of investor protection to that afforded by Sections 17(a)(1) and 17(a)(2) of the Investment Company Act and, accordingly, that the Indemnification Right and Indemnification Settlement is consistent with the protection of investors and with the purpose, policy and provisions of the Investment Company Act.

As stated above, the Indemnification Right that the Affiliated Indemnifying Party may provide is an increasingly common term provided by non-affiliated securities lending agents to investment companies. The Indemnification Right will not be applied differently based on the identity of a Borrower. In the event of a default by a Borrower, the Affiliated Indemnifying Party will guarantee the payment of and indemnify a Fund against the full amount of the loss incurred by the Fund due to such default. If the Affiliated Indemnifying Party makes a payment and/or incurs any loss or expense pursuant to this Indemnification Right, the Affiliated Indemnifying Party shall, to the extent of such payment, loss or expense, be subrogated to, and succeed to, the rights of the Fund against the relevant Borrowers and shall have the right to pursue recovery against such relevant Borrowers. In addition, a Fund's Board will review all Indemnification Settlements made by the Fund at least quarterly. A Fund will not accept any amount less than the full amount of the loss under an Indemnification Settlement without obtaining an exemptive order from the Commission.

Applicants respectfully request that the Commission issue an Order, pursuant to Sections 6(c) and 17(b) of the Investment Company Act, exempting Applicants from the provisions of Section 17(a)(1) and Section 17(a)(2) of the Investment Company Act to the extent necessary to permit the Funds to obtain, and the Affiliated Indemnifying Party to provide, the Indemnification Right, and a Fund and the Affiliated Indemnifying Party to make an Indemnification Settlement.

C. Precedent.

Applicants note that the requested relief under Section 17(d) and Rule 17d-1 is consistent with prior orders issued by the Commission that permit investment companies to employ an affiliated person or an affiliated person of an affiliated person as lending agent and to pay the lending agent a percentage of the revenue generated by each lender's participation in the securities lending program. See, e.g., Dresdner Bank AG, et al. (812-12859), Investment Company Act Release Nos. 26096 (July 9, 2003) (order) and 26073 (June 11, 2003) (notice); Neuberger Berman Equity Funds, et al. (812-12676), Investment Company Act Release Nos. 25916 (Jan. 28, 2003) (order) and 26073 (June 11, 2003) (notice); Marshall Funds, Inc. (812-11734), Investment Company Act Release Nos. 24458 (May 18, 2000) (order) and 24404 (April 25, 2000) (notice); BISYS Fund Services Limited Partnership (812-12078), Investment Company Act Release Nos. 24488 (June 6, 2000) (order) and 24449 (May 9, 2000) (notice); Evergreen Equity Trust (812-11808), Investment Company Act Release Nos. 24129 (November 9, 1999) (order) and 24084 (Oct. 14, 1999) (notice); Core Trust (812-11112), Investment Company Act Release Nos. 24008 (September 14, 1999) (order) and 23956 (August 19, 1999) (notice); and State Street Bank & Trust Co. (812-10912), Investment Company Act Release Nos. 23441 (Sept. 22, 1998) (order) and 23418 (Aug. 27, 1998) (notice).

D. Conclusion.

To ensure that the proposed compensation arrangements regarding lending transactions, including the Indemnification Right and Indemnification Settlement, are consistent with the policy and provisions of the Investment Company Act, each Fund will adhere to the representations and adopt the procedures set forth above, as may be modified from time to time by such Fund's Board. Applicants submit that such representations and procedures will fully protect each Fund's shareholders from the conflicts contemplated by Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder and Section 17(a) of the Investment Company Act. Applicants believe that the requested relief meets the standards for relief established by Rule 17d-1 and by Sections 6(c) and 17(b) of the Investment Company Act.

VI. CONDITIONS.

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions.

A. The Program will comply with all present and future applicable guidelines of the Commission and Staff regarding securities lending arrangements.

(1) The approval of a Fund's Board, including a majority of Board members who are Disinterested Trustees, shall be required for the initial and subsequent approvals of a Securities Lending Agent's service as lending agent for the Fund pursuant to the Program, for the institution of all procedures relating to the Program as it relates to the Funds, and for any periodic review of loan transactions for which the Securities Lending Agent acted as lending agent pursuant to the Program.

VII. AUTHORIZATION.

All actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this Application are authorized to do so. Copies of the authorizations required under Rule 0-2(c)(1) under the Investment Company Act authorizing the filing of this Application on behalf of the Applicants are attached hereto as Exhibit A. The verifications on behalf of the Applicants required by Rule 0-2(d) under the Investment Company Act are attached hereto as Exhibit B. Pursuant to Rule 0-2(f) under the Investment Company Act, the Applicants hereby state that the address of each Applicant is 82 Devonshire Street, Boston, Massachusetts 02109.

All communications and questions with respect to this Application may be addressed to the persons listed on the cover page of this Application.

The undersigned Applicants have caused this Application to be duly signed on their behalf.

FIDELITY COMMONWEALTH TRUST FIDELITY CONCORD STREET TRUST FIDELITY FIXED-INCOME TRUST FIDELITY OXFORD STREET TRUST VARIABLE INSURANCE PRODUCTS FUND II
Date: February 18, 2011	By: /s/ Scott C. Goebel Name: Scott C. Goebel Title: Secretary
FIDELITY COMMONWEALTH TRUST II
Date: February 18, 2011	By: /s/ Marc R. Bryant Name: Marc R. Bryant Title: Secretary
FIDELITY MANAGEMENT & RESEARCH COMPANY
Date: February 18, 2011	By: /s/ Scott C. Goebel Name: Scott C. Goebel Title: Senior Vice President and General Counsel
FIDELITY SERVICE COMPANY, INC.
Date: February 18, 2011	By: /s/ Timothy Lohe Name: Timothy Lohe Title: Senior Vice President
NATIONAL FINANCIAL SERVICES LLC
Date: February 18, 2011	By: /s/ Mark Haggerty Name: Mark Haggerty Title: President, Fidelity Capital Markets
FIDELITY BROKERAGE SERVICES LLC
Date: February 18, 2011	By: /s/ David A. Forman Name: David A. Forman Title: Secretary
FIDELITY DISTRIBUTORS CORPORATION
Date: February 18, 2011	By: /s/ J. Gregory Wass Name: J. Gregory Wass Title: Assistant Treasurer
STRATEGIC ADVISERS, INC.
Date: February 18, 2011	By: /s/ Boyce I. Greer Name: Boyce I. Greer Title: President

EXHIBIT LIST

Exhibit A - Authorization of Applicants

A-1 Authorization of Fidelity Commonwealth Trust, Fidelity Concord Street Trust, Fidelity Fixed-Income Trust, Fidelity Oxford Street Trust and Variable Insurance Products Fund II

A-2 Authorization of Fidelity Commonwealth Trust II

A-3 Authorization of Fidelity Management & Research Company

A-4 Authorization of Fidelity Distributors Corporation

A-5 Authorization of National Financial Services LLC

A-6 Authorization of Fidelity Service Company, Inc.

A-7 Authorization of Fidelity Brokerage Services LLC

A-8 Authorization of Strategic Advisers, Inc.

Exhibit B - Verification of Applicants

B-1 Verification of Fidelity Commonwealth Trust, Fidelity Concord Street Trust, Fidelity Fixed-Income Trust, Fidelity Oxford Street Trust and Variable Insurance Products Fund II

B-2 Verification of Fidelity Commonwealth Trust II

B-3 Verification of Fidelity Management & Research Company

B-4 Verification of Fidelity Distributors Corporation

B-5 Verification of National Financial Services LLC

B-6 Verification of Fidelity Service Company, Inc.

B-7 Verification of Fidelity Brokerage Services LLC

B-8 Verification of Strategic Advisers, Inc.

EXHIBIT A-1

AUTHORIZATION OF FIDELITY COMMONWEALTH TRUST, FIDELITY CONCORD STREET TRUST, FIDELITY FIXED-INCOME TRUST, FIDELITY OXFORD STREET TRUST AND VARIABLE INSURANCE PRODUCTS FUND II

I, Scott C. Goebel, do hereby certify that I am the duly elected and qualified Secretary of each of Fidelity Commonwealth Trust, Fidelity Concord Street Trust, Fidelity Fixed-Income Trust, Fidelity Oxford Street Trust and Variable Insurance Products Fund II, each of which has executed the attached Application for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") for an exemption from Section 17(a) of the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, and that the following is a true and correct copy of the resolution that was duly adopted at a meeting of the Board of Trustees of each such trust duly convened and held on either November 17, 2010 and November 18, 2010, as the case may be, and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

Upon motion duly made and seconded, it was unanimously

VOTED: That any officer of the Fund, or Scott C. Goebel as Secretary thereof, be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, including amendments to any existing orders previously granted by the Securities and Exchange Commission, as may be necessary to permit Fidelity index funds and funds that are operated as exchange-traded funds to utilize a Fidelity broker-dealer as lending agent for their securities lending arrangements, substantially as described in the November 9, 2010 Board memorandum, and with such changes as deemed appropriate by such persons upon the advice of counsel.

IN WITNESS WHEREOF, I have set my hand this 18th day of February, 2011.

/s/ Scott C. Goebel

Scott C. Goebel

EXHIBIT A-2

AUTHORIZATION OF FIDELITY COMMONWEALTH TRUST II

I, Marc R. Bryant, do hereby certify that I am the duly elected and qualified Secretary of Fidelity Commonwealth Trust II, which has executed the attached Application for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") for an exemption from Section 17(a) of the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, and that the following is a true and correct copy of the resolution that was duly adopted at a meeting of the Board of Trustees of the trust duly convened and held on December 1, 2010, and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

Upon motion duly made and seconded, it was unanimously

VOTED: That any officer of the Fund, or Marc Bryant as Secretary thereof, be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, including amendments to any existing orders previously granted by the Securities and Exchange Commission, as may be necessary to permit index funds and funds that are operated as exchange-traded funds to utilize a Fidelity broker-dealer as a lending agent for their securities lending arrangements, substantially as described in the November 22, 2010 Board memorandum, and with such changes as deemed appropriate by such persons upon the advice of counsel.

IN WITNESS WHEREOF, I have set my hand this 18th day of February, 2011.

/s/ Marc R. Bryant

Marc R. Bryant

EXHIBIT A-3

AUTHORIZATION OF FIDELITY MANAGEMENT & RESEARCH COMPANY

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended ("1940 Act"), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Fidelity Management & Research Company for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, have been taken; and that the undersigned is authorized to execute and file the same on behalf of such company pursuant to the general authority vested in him as a Senior Vice President and General Counsel of such company.

IN WITNESS WHEREOF, the undersigned has set his hand hereto this 18th day of February, 2011.

/s/ Scott C. Goebel

Name: Scott C. Goebel

Title: Senior Vice President and General Counsel

EXHIBIT A-4

AUTHORIZATION OF FIDELITY DISTRIBUTORS CORPORATION

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended ("1940 Act"), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Fidelity Distributors Corporation for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, have been taken; and that the undersigned is authorized to execute and file the same on behalf of such company pursuant to the general authority vested in him as an Assistant Treasurer of such company.

IN WITNESS WHEREOF, the undersigned has set his hand hereto this 18th day of February, 2011.

/s/ J. Gregory Wass

Name: J. Gregory Wass

Title: Assistant Treasurer

EXHIBIT A-5

AUTHORIZATION OF NATIONAL FINANCIAL SERVICES LLC

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended ("1940 Act"), the undersigned states that all actions necessary to authorize the execution and filing of this Application by National Financial Services LLC for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder have been taken; and that the undersigned is authorized to execute and file the same on behalf of such company pursuant to the general authority vested in him as President of Fidelity Capital Markets, a division of National Financial Services LLC.

IN WITNESS WHEREOF, the undersigned has set his hand hereto this 4th day of February, 2011.

/s/ Mark Haggerty

Name: Mark Haggerty

Title: President, Fidelity Capital Markets

EXHIBIT A-6

AUTHORIZATION OF FIDELITY SERVICE COMPANY, INC.

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended ("1940 Act"), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Fidelity Service Company, Inc., for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder have been taken; and that the undersigned is authorized to execute and file the same on behalf of such company pursuant to the general authority vested in him as a Senior Vice President of such company.

IN WITNESS WHEREOF, the undersigned has set his hand hereto this 18th day of February, 2011.

/s/ Timothy Lohe

Name: Timothy Lohe

Title: Senior Vice President

EXHIBIT A-7

AUTHORIZATION OF FIDELITY BROKERAGE SERVICES LLC

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended ("1940 Act"), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Fidelity Brokerage Services LLC for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder have been taken; and that the undersigned is authorized to execute and file the same on behalf of such company pursuant to the general authority vested in him as Secretary of such company.

IN WITNESS WHEREOF, the undersigned has set his hand hereto this 18th day of February, 2011.

/s/ David A. Forman

Name: David A. Forman

Title: Secretary

EXHIBIT A-8

AUTHORIZATION OF STRATEGIC ADVISERS, INC.

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended ("1940 Act"), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Strategic Advisers, Inc. for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, have been taken; and that the undersigned is authorized to execute and file the same on behalf of such company pursuant to the general authority vested in him as the President of such company.

IN WITNESS WHEREOF, the undersigned has set his hand hereto this 18th day of February, 2011.

/s/ Boyce I. Greer _

Name: Boyce I. Greer

Title: President

EXHIBIT B-1

VERIFICATION OF FIDELITY COMMONWEALTH TRUST, FIDELITY CONCORD STREET TRUST, FIDELITY FIXED-INCOME TRUST, FIDELITY OXFORD STREET TRUST AND VARIABLE INSURANCE PRODUCTS FUND II

The undersigned states that he has duly executed the attached Application dated February 18, 2011, for and on behalf of each of Fidelity Commonwealth Trust, Fidelity Concord Street Trust, Fidelity Fixed-Income Trust, Fidelity Oxford Street Trust and Variable Insurance Products Fund II for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") for an exemption from Section 17(a) of the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; that he is the Secretary of each such trust; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott C. Goebel

Scott C. Goebel

EXHIBIT B-2

VERIFICATION OF FIDELITY COMMONWEALTH TRUST II

The undersigned states that he has duly executed the attached Application dated February 18, 2011, for and on behalf of Fidelity Commonwealth Trust II for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") for an exemption from Section 17(a) of the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; that he is the Secretary of such trust; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Marc R. Bryant

Marc R. Bryant

EXHIBIT B-3

VERIFICATION OF FIDELITY MANAGEMENT & RESEARCH COMPANY

The undersigned states that he has duly executed the attached Application dated February 18, 2011, for and on behalf of Fidelity Management & Research Company for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") for an exemption from Section 17(a) of the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; that he is a Senior Vice President and General Counsel of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott C. Goebel

Scott C. Goebel

EXHIBIT B-4

VERIFICATION OF FIDELITY DISTRIBUTORS CORPORATION

The undersigned states that he has duly executed the attached Application dated February 18, 2011, for and on behalf of Fidelity Distributors Corporation for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") for an exemption from Section 17(a) of the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; that he is an Assistant Treasurer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ J. Gregory Wass

J. Gregory Wass

EXHIBIT B-5

VERIFICATION OF NATIONAL FINANCIAL SERVICES LLC

The undersigned states that he has duly executed the attached Application dated February 18, 2011, for and on behalf of National Financial Services LLC for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") for an exemption from Section 17(a) of the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; that he is the President of Fidelity Capital Markets, a division of National Financial Services LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark Haggerty

Mark Haggerty

EXHIBIT B-6

VERIFICATION OF FIDELITY SERVICE COMPANY, INC.

The undersigned states that he has duly executed the attached Application dated February 18, 2011, for and on behalf of Fidelity Service Company, Inc., for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") for an exemption from Section 17(a) of the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; that he is a Senior Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Timothy Lohe

Timothy Lohe

EXHIBIT B-7

VERIFICATION OF FIDELITY BROKERAGE SERVICES LLC

The undersigned states that he has duly executed the attached Application dated February 18, 2011, for and on behalf of Fidelity Brokerage Services LLC for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") for an exemption from Section 17(a) of the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; that he is the Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David A. Forman

David A. Forman

EXHIBIT B-8

VERIFICATION OF STRATEGIC ADVISERS, INC.

The undersigned states that he has duly executed the attached Application dated February 18, 2011, for and on behalf of Strategic Advisers, Inc. for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") for an exemption from Section 17(a) of the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Boyce I. Greer

Boyce I. Greer